Exhibit 23.3


                       Consent of DeGolyer and MacNaughton


         We consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton, and to the inclusion of information taken from our "Appraisal Report as of December 31, 2005 on Certain Properties owned by Abraxas Petroleum Corporation," "Appraisal Report as of December 31, 2004 on Certain Properties owned by Abraxas Petroleum Corporation," and "Appraisal Report as of December 31, 2003 on Certain Properties owned by Abraxas Petroleum Corporation" (our reports) under the sections "Item 1 - Business General"," Item 2 Properties", "Primary Operating Areas" and "Reserves Information" in the Abraxas Petroleum Corporation Annual Report on Form 10-K for the year ended December 31, 2005.

                                                      DeGolyer and MacNaughton



Dallas, Texas
March 21, 2006



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